Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

T-Mobile and Sprint Announce New York State as Second Location for Customer Experience Center to Serve New T-Mobile Customers Pending Merger Approval

Greater Rochester area to be home to one of five New T-Mobile Customer Experience Centers and Create Jobs

Bellevue, Washington and Overland Park, Kansas – February 5, 2019 – T-Mobile US (NASDAQ: TMUS) and Sprint Corporation (NYSE: S) today announced that, following the merger, the new company will locate the second of five New T-Mobile Customer Experience Centers in New York’s Greater Rochester area. The state-of-the-art customer support facility will support New T-Mobile customers and create at least 1,000 jobs in Upstate New York.

The Greater Rochester area will join Overland Park, Kansas, as announced locations for new Centers, in addition to the companies’ previously announced plans to expand two existing T-Mobile Centers. Once integrated, the five new Centers will extend T-Mobile’s industry-leading Team of Experts (TEX) customer care model to New T-Mobile customers. With TEX, customers have direct personal access to a dedicated team of specialists when they call or message for support. These cumulative efforts to enhance New T-Mobile’s approach to customer care will create up to 5,600 additional American jobs by 2021, an average of 1,000 new jobs for each new Customer Experience Center. With the TEX model deployed in all New T-Mobile Customer Experience Centers, the New T-Mobile will employ 7,500 more customer care professionals in 2024 than the stand-alone companies would have employed.

“We love New York! With its business-friendly environment, diverse workforce and strong sense of community, the Greater Rochester area is a perfect location to build another New T-Mobile Customer Experience Center!” said John Legere, T-Mobile US CEO and New T-Mobile CEO. “We can’t wait to start building another team of heroes who will bring their passion for supporting customers to work every single day – and we know the Empire State is a great place to find that amazing talent.”

T-Mobile’s innovative Team of Experts (TEX) model has changed everything about the customer experience in wireless – because it puts people first. When a customer calls or messages T-Mobile they work directly with a team of highly-skilled specialists dedicated to them and others in their area – or they can ask someone to call them back. TEX specialists work with local retail and engineering to directly address a range of topics and issues for customers.

The new customer care employees will benefit from the qualities that have earned T-Mobile recognition as a best place to work on numerous lists year after year. These new team members will be eligible to receive benefits and opportunities such as significant management preparation experience, career development paths and college tuition reimbursement.

The new Customer Experience Centers are just one way the New T-Mobile will invest billions of dollars in job creation and infrastructure. From the first day they combine, Sprint and T-Mobile together will employ more people in the U.S. than both companies would separately. Other investments include building out a state-of-the-art, nationwide 5G network, delivering more competition and new choice to customers like broadband, and opening new stores to an expanding customer base.

The completion of the combination remains subject to regulatory approvals and certain other customary closing conditions and is expected to occur during the first half of 2019. Additional information regarding T-Mobile’s merger with Sprint can be found at: www.NewTMobile.com.

About T-Mobile

As America’s Un-carrier, T-Mobile US, Inc. (NASDAQ: TMUS) is redefining the way consumers and businesses buy wireless services through leading product and service innovation. Our advanced nationwide 4G LTE network delivers outstanding wireless experiences to 79.7 million customers who are unwilling to compromise on quality and value. Based in Bellevue, Washington, T-Mobile US provides services through its subsidiaries and operates its flagship brands, T-Mobile and Metro by T-Mobile. For more information, please visit http://www.t-mobile.com.

About Sprint

Sprint NYSE: S) is a communications services company that creates more and better ways to connect its customers to the things they care about most. Sprint served 54.5 million connections as of Dec. 31, 2018 and is widely recognized for developing, engineering and deploying innovative technologies, including the first wireless 4G service from a national carrier in the United States; leading no-contract brands including Virgin Mobile USA, Boost Mobile, and Assurance Wireless; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. Today, Sprint’s legacy of innovation and service continues with an increased investment to dramatically improve coverage, reliability, and speed across its nationwide network and commitment to launching the first 5G mobile network in the U.S. You can learn more and visit Sprint at www.sprint.com or www.facebook.com/sprint and www.twitter.com/sprint.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com, and in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile and Sprint assume no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.